Exhibit 99.6

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

MARCH 31, 2022

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Thousands of United States Dollars)

	March 31,	December 31,
	2022	2021
Current assets
Cash and cash equivalents	$3,058	$7,316
Trade and other receivables	3,868	1,999
Deposits and prepaid expenses	499	587
	7,425	9,902

Non-current assets
Property, plant and equipment (Note 4)	153,435	147,076
Right of use assets	22	38
	153,457	147,114

Total assets	$160,882	$157,016

Current liabilities
Trade and other payables	$6,049	$3,145
Current portion of loans and borrowings (Note 6)	250	1,000
Lease payable	25	43
Fair value of commodity contracts (Note 2)	4,112	1,891
	10,436	6,079

Non-current liabilities
Loans and borrowings (Note 6)	15,893	15,866
Asset retirement obligations	1,469	1,398
Fair value of commodity contracts (Note 2)	2,150	585
	19,512	17,849

Equity
Share capital	296,221	296,060
Contributed surplus	23,089	22,948
Deficit	(188,376)	(185,920)
Total equity	130,934	133,088
Total equity and liabilities	$160,882	$157,016

Subsequent Event (Note 2)

See accompanying notes to condensed consolidated interim financial statements.

1

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2022	2021
Revenue
Oil and natural gas revenue, net of royalties (Note 8)	$5,547	$3,269
Other income	1	1
	5,548	3,270
Expenses
Production and operating expenses	907	670
Depletion and depreciation (Note 4)	1,139	909
General and administrative expenses	686	763
Share based compensation (Note 7)	125	-
	2,857	2,342

Finance income
Interest income	2	-
Foreign exchange gain	10	-
	12	-

Finance expense
Realized loss on financial commodity contracts (Note 2)	1,142	326
Unrealized loss on financial commodity contracts (Note 2)	3,786	883
Interest on loans and borrowings	225	238
Foreign exchange loss	-	2
Accretion expense	6	7
	5,159	1,456

Net loss and comprehensive loss	$(2,456)	$(528)

Basic and diluted net loss per share (Note 5)	$(0.01)	$(0.00)

See accompanying notes to condensed consolidated interim financial statements.

2

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited, expressed in Thousands of United States dollars)

	Number of common shares	Share capital	Contributed surplus	Deficit	Total equity
Balance at January 1, 2021	232,922,625	$289,622	$22,948	$(256,922)	$55,648
Net loss for the period	-	-	-	(528)	(528)
Balance at March 31, 2021	232,922,625	$289,622	$22,948	$(257,450)	$55,120

Balance at January 1, 2022	352,587,670	$296,060	$22,948	$(185,920)	$133,088
Share based compensation (Note 7)	-	-	141	-	141
Rights offering	3,571,428	161	-	-	161
Net loss for the period	-	-	-	(2,456)	(2,456)
Balance at March 31, 2022	356,159,098	$296,221	$23,089	$(188,376)	$130,934

See accompanying notes to condensed consolidated interim financial statements.

3

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31

(Unaudited, expressed in Thousands of United States Dollars)

	2022	2021

Cash flows from operating activities
Net loss	$(2,456)	$(528)
Adjustments for:
Depletion and depreciation	1,139	909
Accretion expense	6	7
Unrealized (gain) loss on financial commodity contracts	3,786	883
Share based compensation (Note 7)	125	-
Unrealized foreign exchange loss	(3)	-
Amortization of loan acquisition costs	27	29
Change in non-cash working capital (Note 3)	(1,381)	64
Net cash from operating activities	1,243	1,364

Cash flows from investing activities
Additions to property, plant and equipment (Note 4)	(7,401)	(29)
Change in non-cash working capital (Note 3)	2,505	(531)
Net cash used in investing activities	(4,896)	(560)

Cash flows from financing activities
Repayment of loans and borrowings	(750)	(1,250)
Proceeds from equity offering, net	161	-
Proceeds from loans and borrowings	-	280
Lease payments	(19)	(19)
Net cash used in financing activities	(608)	(989)

Foreign exchange effect on cash and cash equivalents	3	-

Change in cash and cash equivalents	(4,258)	(185)
Cash and cash equivalents, beginning of period	7,316	920
Cash and cash equivalents, end of period	$3,058	$735

See accompanying notes to condensed consolidated interim financial statements.

4

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described in Note 2, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2021. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2021.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 5, 2022.

2.	FINANCIAL RISK MANAGEMENT

Credit risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers. The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions.

Commodity price risk

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

5

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

At March 31, 2022, the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil - WTI	April 1, 2022 to September 30, 2022	36,000	$55.92
Oil - WTI	April 1, 2022 to September 30, 2022	24,000	$56.70
Oil - WTI	October 1, 2022 to December 31, 2022	30,000	$57.05
Oil - WTI	January 1, 2023 to May 31, 2023	45,000	$56.02
Oil – WTI	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil – WTI	January 1, 2024 to May 31, 2024	40,000	$62.77

The estimated fair value results in a $6.3 million liability as of March 31, 2022 (December 31, 2021: $2.5 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $4.1 million and a long term liability of $2.2 million (December 31, 2021: current liability of $1.9 million and long term liability of $0.6 million)

In April 2022, the Company entered into the following additional financial commodity contracts:

Commodity	Period	Total Volume Hedged (BBLS/MMBTU)	Price ($/BBL or $/MMBTU)
Oil – WTI	May 1, 2022 to December 31, 2022	16,000	$102.05

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	Three months ended March 31,
	2022	2021

Realized loss on financial commodity contracts	$(1,142)	(326)

Unrealized loss on financial commodity contracts	$(3,786)	(883)

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information.

The Company’s cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

6

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

3.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Three months ended March 31,
	2022	2021

Trade and other receivables	$(1,869)	$(169)
Deposits and prepaid expenses	88	99
Trade and other payables	2,904	(397)
Foreign currency	1	-
	$1,124	$(467)

Related to operating activities	$(1,381)	$64

Related to investing activities	$2,505	$(531)

4.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2021	$125,490	$1,379	$126,869
Additions	806	-	806
Impairment reversal	70,820	-	70,820
Balance at December 31, 2021	$197,116	$1,379	$198,495
Additions	7,478	5	7,483
Balance at March 31, 2022	$204,594	$1,384	$205,978
Accumulated depletion and depreciation
Balance at January 1, 2021	$46,586	$1,304	$47,890
Depletion and depreciation for the period	3,509	20	3,529
Balance at December 31, 2021	$50,095	$1,324	$51,419
Depletion and depreciation for the period	1,120	4	1,124
Balance at March 31, 2022	$51,215	$1,328	$52,543

Net carrying amounts
At December 31, 2021	$147,021	$55	$147,076
At March 31, 2022	$153,379	$56	$153,435

7

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

5.	EARNINGS PER SHARE

	Three months ended March 31,
	2022	2021
Basic earnings per share

Net loss	$(2,456)	$(528)

Weighted average number of common shares (basic)	355,921	232,923

Net loss per share – basic	$(0.01)	$(0.00)

Diluted earnings per share

Net loss	$(2,456)	$(528)

Effect of outstanding options and future service	(a)	(a)

Weighted average number of common shares - diluted	355,921	232,923

Net loss per share – diluted	$(0.01)	$(0.00)

(a)	All the options and warrants were anti-dilutive as the Company incurred a net loss.

6.	LOANS AND BORROWINGS

In June 2017, the Company’s US subsidiary obtained a new credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility is intended to fund the drilling of the Caney wells in the Tishomingo Field and expires in June 2023.

At March 31, 2022 loans and borrowings of $16.3 million (December 31, 2021: $17.0 million) are presented net of loan acquisition costs of $0.1 million (December 31, 2021: $0.1 million).

Subsequent to the end of the quarter, the Company made principal payments of $0.3 million

In September 2021, the credit facility was redetermined at a borrowing base of $17.3 million at September 30, 2021. Subsequent to the redetermination, the Company has made principal repayments of $1.1 million to reduce the outstanding balance to $16.3 million at March 31, 2022. In addition, the term of the credit facility was extended until June 2023. In accordance with the redetermination, the Company has no available capacity on the credit facility and the borrowing base is automatically reduced by the principal payments as they are paid. In addition, the Company is required to make additional principal payments to reduce the borrowing base to $16.0 million by April 2022. In November 2021, the credit facility was amended to reduce the Maximum Leverage Ratio covenant discussed below from 4 to 1 down to 3.5 to 1 beginning in the first quarter of 2022. In addition, BOK agreed to increase the borrowing base by $2.0 million if the gross proceeds from the Company’s rights offering exceeded C$8.5 million and the Company has drilled 2 wells and completed fracture stimulation on one of the wells. At the end of the quarter, the Company had met both conditions and is awaiting the banks redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

8

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”) and certain payables to an operator that are being reduced by the revenue earned from the non-operated well. The second covenant ensures the ratio of outstanding debt and long-term liabilities to an annualized quarterly adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3.5 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended March 31, 2022. At March 31, 2022, the Current Ratio of the US Subsidiary was 1.17 to 1.0 and the Maximum Leverage Ratio was 2.04 to 1.0 for the three months ended March 31, 2022. The Company is forecasting to be in compliance with the debt covenants for the next 12 months.

7.	STOCK OPTIONS

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase shares in the Company. Options are granted at the market price of the shares at the date of grant, have a five year term and generally vest over two years.

The number and weighted average exercise prices of share options are as follows:

	Three months ended March 31, 2022		Three months ended March 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	1,435,000	$0.50	4,655,000	$0.45
Granted	5,595,000	0.08	-	-
Expired/cancelled	-	-	(1,530,000)	0.46
Outstanding at March 31	7,030,000	$0.17	3,125,000	$0.44

Exercisable at March 31	3,299,999	$0.26	3,125,000	$0.44

9

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

The range of exercise prices for the outstanding options is as follows:

	Number of outstanding stock options	Weighted average exercise price	Weighted average contractual life (years)

$0.50 to $0.75	970,000	$0.57	1.0
$0.30 to $0.49	465,000	$0.35	1.4
$0.08 to $0.29	5,595,000	$0.08	4.8
	7,030,000	$0.17	4.0

The fair value of the stock options was estimated using Black Scholes model with the following weighted average inputs:

2022

Fair value at grant date (per option)	$0.07

Volatility (%)	149.68
Forfeiture rate (%)	5%
Option life (years)	5
Risk-free interest rate (%)	1.56

Share based compensation was recorded as follows:

	Three months ended March 31,
	2022	2021

Expensed	$125	$-

Capitalized	$16	$-

8.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

10

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended March 31,
	2022	2021

Oil revenue	$6,179	$3,510
Natural gas revenue	391	291
NGL revenue	541	375
	$7,111	$4,176
Royalties	(1,564)	(907)
	5,547	3,269

9.	SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Three months ended March 31, 2022
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$5,547	$-	$5,547
Other income	1	-	1
	5,548	-	5,548

Production and operating expenses	907	-	907
Depletion and depreciation	1,139	-	1,139
General and administrative expenses	566	120	686
Stock based compensation	107	18	125
	2,719	138	2,857

Finance income	-	12	12
Finance expense	(5,159)	-	(5,159)

Net loss	(2,330)	(126)	(2,456)

Assets	$160,400	$482	$160,882

Capital expenditures	$7,401	$-	$7,401

11

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

9.	SEGMENTED INFORMATION (continued)

Three months ended March 31, 2021
	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$3,269	$-	$3,269
Other income	1	-	1
	3,270	-	3,270

Production and operating expenses	670	-	670
Depletion and depreciation	909	-	909
General and administrative expenses	563	200	763
	2,142	200	2,342

Finance income	-	-	-
Finance expense	(1,454)	(2)	(1,456)

Net loss	(326)	(202)	(528)

Assets	$81,122	$129	$81,251

Capital expenditures	$29	$-	$29

12